January 5, 2007
Via EDGAR
Mr. H. Roger Schwall
Mr. Ronald Winfrey
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Re:	Ultra Petroleum Corp. Form 10-K for Fiscal Year ended December 31, 2005 Filed March 31, 2006 (File No. 000-29370)
Dear Mr. Schwall and Mr. Winfrey:
     On behalf of Ultra Petroleum Corp. (the “Company”), we are submitting responses to the comments on the Company’s Form 10-K for the fiscal year-ended December 31, 2005 (the “Form 10-K”) set forth in the letter from the staff (“Staff”) of the Securities and Exchange Commission dated December 21, 2006. In this letter, the Company has reproduced your comments in italics typeface and has made its responses in normal typeface. We respectfully request that the Staff provide any further comments at its earliest convenience.
Certain Definitions, page 3
Terms used to assign a present value to the Company’s reserves, page 3
1.	We note your statement, “The Company calculates this amount [standardized measure] by assuming that it will sell the oil and gas production attributable to the proved reserves estimated in its independent engineer’s reserve report for the prices it received for the production on the date of the report...” Please affirm to us that you used oil and gas spot prices as of the last day of the year, adjusted for quality, transportation, etc., to estimate your disclosed proved reserves and the associated standardized measure. If you cannot so affirm, please amend your document to comply with FAS 69, paragraph 30.

Mr. H. Roger Schwall
Mr. Ronald Winfrey
January 5, 2007

Response: The Company used oil and gas spot prices as of the last day of the year, adjusted for quality, transportation, etc., to estimate disclosed proved reserves and the associated standardized measure. The Company proposes revising this disclosure in its Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”), as well as any other relevant future filings, to clarify that spot prices were used in accordance with FAS 69.
Terms used to classify the Company’s reserve quantities, page 4
2.	Please expand your descriptions of proved developed and proved undeveloped reserves to include references to Rule 4-10(a)(3) and Rule 4-10(a)(4) as the only definitions of these quantities.
Response: The Company proposes revising this disclosure as requested in its 2006 Form 10-K and any other relevant future filings.
Business, page 6
Oil Marketing, page 9
3.	Please provide the technical basis to us for your statement, “The Company believes that the quality of the oil produced from these [Bohai Bay] fields will tend to improve as additional wells and reservoirs are completed and placed into production.” Include other similar fields in the area whose performance supports you statement.
Response: Please see the drill stem test results, provided supplementally, which shows lower gravity from existing production at Field CFD11-1 and higher gravity from wells in Field CFD 11-3 and CFD 12-1, which have recently gone into production.
Properties, page 23
4.	We note your statement, “The production period of any [Chinese] oil and gas field in a block is a period of 15 consecutive years beginning on the date of commencement of commercial production from the field, unless extended.” Please affirm to us that all your Chinese proved reserves are estimated to be recovered within your current

Mr. H. Roger Schwall
Mr. Ronald Winfrey
January 5, 2007

license terms. If you cannot so affirm, support your claim to proved reserves without extraction rights. If appropriate, amend your proved reserves that are subject to production licenses to delete those claimed that are estimated to be recovered after the expiration of your current licenses.
Response: All of the Company’s Chinese proved reserves are estimated to be recovered within the current license terms.
Oil and Gas Reserves, page 26
5.	Please submit to us the petroleum engineering reports—in hard copy and electronic spreadsheet format—you used as the basis for your 2005 proved reserve disclosures here. The reports should include:
(a)	One-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production for your proved undeveloped properties;

(b)	Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

(c)	Individual income forecasts for each of the three largest U.S. properties (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD projects;

(d)	Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogies) for each of these six largest properties;

(e)	Narratives and engineering exhibits (e.g. performance plots, volumetric calculations) for the three largest 2005 U.S. reserve revisions—both negative and positive—caused by performance, not economics;

(f)	Narratives and engineering exhibits for the three largest 2005 U.S. reserve extensions or discoveries;

(g)	Base maps for the Pinedale and Jonah fields that identify existing well and PUD locations as well as producing status;

(h)	Hindsight analyses of the amalgamated reserve estimates for all your PUD locations booked at year-end 2004 that were drilled in 2005.

Mr. H. Roger Schwall
Mr. Ronald Winfrey
January 5, 2007

Include brief narratives/exhibits reconciling the three largest PUD reserve estimates in this group to their current estimates. Address your corporate methodology for eliminating any significant sources of error here. You may contact us for assistance in this or any other matter.
Response: The third party reservoir engineering reports, together with other materials, are being provided supplementally, by overnight courier, to Mr. Winfrey, as requested.
6.	Rule 4-10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas reserves may be attributed to locations not offsetting productive units only “where it can be demonstrated with certainty that there is continuity of production from the existing productive formation (emphasis added).” Please submit to us the engineering and geologic justifications for any PUD reserves you have claimed which are not in legal, technically justified locations offsetting (adjacent to) productive wells. Otherwise, either affirm to us that none of your claimed PUD reserves are attributed to such locations or delete such volumes from your disclosed proved reserves.
Response: None of the Company’s PUD reserves are attributed to locations which are not in legal, technically justified locations offsetting (adjacent to) productive wells.
Production Volumes, Average Sales Prices and Average Production Costs, page 29
7.	Please amend your disclosure of oil and gas prices so that the reader is apprised of the effects of your oil and gas hedging program on the prices you have received in each of the last three years.
Response: On page 35, the Company states that “The average realization for the Company’s natural gas during calendar 2005 was $6.84 per Mcf, basis Opal, Wyoming, including the effect of hedges. For the quarter ended December 31, 2005, the average realization for the Company’s natural gas was $8.49 per Mcf, basis Opal, Wyoming, including the effect of hedges.” In addition, on page 43, the Company states that “Realized natural gas prices are derived from the financial statements which include the effects of hedging and natural gas balancing.” Note that to date, the Company has not hedged any of its Chinese production. The Company proposes revising the tabular disclosure on page 29 in its 2006 Form 10-K and any other relevant future filings to clarify that the prices shown include the effects of hedging and to include appropriate disclosure of what prices would have been had the Company not hedged its production.

Mr. H. Roger Schwall
Mr. Ronald Winfrey
January 5, 2007

8.	We note that the 2005 line item for your historical Wyoming Severance/production taxes is 11.7% (=$52,689 thousand/$448,731 thousand). We could confirm a maximum figure of 6% for this tax. Please explain this difference to us and amend your document if it is appropriate.
Response: Wyoming Severance/Production Taxes are comprised of (i) a Wyoming Severance Tax of 6% of revenues (less allowable deductions), (ii) an Ad Valorem Tax of approximately 6% to Sublette County, and (iii) a Wyoming Oil and Gas Conservation Tax of .06%.
Oil and Gas Acreage, page 30
9.	We note your disclosure of undeveloped acreage. Paragraph 5 to SEC Industry Guide 2 requests the disclosure of the minimum remaining terms of material leases and concessions. Please amend your document to disclose any material acreage expiry over the next three years to comply with Guide 2.
Response: The Company’s material undeveloped properties are not subject to a material acreage expiry.
Financial Statements and Supplementary Data, page 45
Analyses of Changes in Proven Reserves, page 66
10.	We note your statements, “(3) Revision amount of 412,500 attributable to 26 wells dropped from PUD category replaced by more attractive wells,” and “Revision amount of 51,560,000 associated with above mentioned 26 wells.” Please describe to us in reasonable detail the new information that led you to this action. Clarify for us your meaning for “more attractive wells” and tell us the line item(s) that incorporate the reserves for such wells.
Response: Footnote (3) references the revision amount of 412,500 Bbls of oil reserves assigned to 26 wells that were classified as PUD wells at year-end 2004 which have been reclassified to probable and replaced with more attractive PUD wells (i.e. wells with higher reserves and PV10) at year-end 2005. Each year all locations that meet the SEC PUD guidelines (i.e. direct offsets to producing wells) are reviewed in accordance with the Company’s three-year planning and budgeting cycle with proved undeveloped reserves being only those economic, proved locations

Mr. H. Roger Schwall
Mr. Ronald Winfrey
January 5, 2007

that are forecast to be drilled and on production prior to the end of the three year period. Remaining additional economic undeveloped direct offset locations are included in the probable category.
Footnote (4) references the revision amount of 51,560,000 Mcf of gas reserves associated with the above mentioned 26 wells.
Both footnotes account for a portion of the overall revision amount.
Acknowledgment
     Attached hereto is a statement from the Company regarding (i) the responsibility of the Company for the adequacy and accuracy of the disclosure in the filings; (ii) the fact that the Staff’s comments or changes in response to Staff comments do not foreclosure the Commission from taking any action with respect to the filing; and (iii) the fact that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you or your Staff have any questions concerning the enclosed materials, please contact me at (713) 547-2081.
Very truly yours,
George G. Young III

cc:	Michael D. Watford Marshall D. Smith Angelina M. Zinn, Esq.

ATTACHMENT
to
Comment Response Letter, dated January 5, 20007
of
Ultra Petroleum Corp.
to
The Staff of the Securities and Exchange Commission
As requested in the letter dated December 26, 2006 containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 10-K for the fiscal year-ended December 31, 2005 (“Form 10-K”) filed by Ultra Petroleum Corp. (the “Company”), the Company hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

2.	Comments from the Staff or changes to disclosure in response to Staff comments in the Form 10-K do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 10-K; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
ULTRA PETROLEUM CORP.

By: /s/	Angelina M. Zinn
Name:	Angelina M. Zinn
Title:	Attorney

Date:	January 5, 2007